UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48501

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25
MM/DD/YY

AND ENDING 12/31/25
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TECKMEYER FINANCIAL SERVICES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA   **NE**   **68137**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS TECKMEYER 402-331-8600   TOM@TECKMEYERFINANCIAL.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, PC

(Name – if individual, state last, first, and middle name)

P.O. BOX 1937   **DAKOTA DUNES SD**   **57049**
(Address)   (City)   (State)   (Zip Code)

09/24/2003   **108**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, THOMAS TECKMEYER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
SCOTT C. TAYLOR
My Comm. Exp. August 31, 2027

Signature: *Thomas Teckmeyer*

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS



PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

**HENJES, CONNER &
WILLIAMS, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, L.L.C. (a Nebraska limited liability company), as of December 31, 2025, the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our responsibility is to express an opinion on Teckmeyer Financial Services L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 14 through 17 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, L.L.C.'s financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, L.L.C.'s auditor since 2014.

Dakota Dunes, South Dakota
February 27, 2026

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	1,227,426
Commissions and fees receivable	104,781
Interest receivable	1
Other receivables	120
Prepaid expenses	25,517
Total current assets	1,357,845
FURNITURE AND EQUIPMENT	
Furniture and fixtures	58,455
Office equipment	24,861
Computer equipment	83,043
	166,359
Less accumulated depreciation	(154,743)
Net furniture and equipment	11,616
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	1,394,461

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	8,419
Salaries and commissions accrued	41,708
Payroll taxes payable	1,411
Profit sharing accrued	50,000
Pass-through entity tax payable	15,827
Total current liabilities	117,365
MEMBERS' EQUITY	1,277,096
TOTAL LIABILITIES AND MEMBERS' EQUITY	1,394,461

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2025

REVENUES	
Commissions	26,968
Revenue from sale of investment company shares	209,692
Revenue from sales of insurance based products	32,511
Investment advisory service fees	268,736
Trail revenue	994,605
Other revenue	24,291
Total revenues	1,556,803
EXPENSES	
Advertising	10,673
Commissions	473,949
Computer	36,698
Contract labor	65,574
Correspondent fees	19,071
Depreciation	4,865
Donations	3,100
Dues and subscriptions	2,147
Entertainment and travel	5,575
Insurance	39,611
Miscellaneous	6,930
Postage and printing	3,252
Professional fees	20,000
Promotions	1,723
Regulatory fees	16,119
Rent	57,904
Repairs and maintenance	10,396
Retirement plan	68,765
Salaries	387,856
Supplies	5,909
Taxes	43,922
Telephone	13,665
Total expenses	1,297,704
INCOME FROM OPERATIONS	259,099
OTHER INCOME	
Interest income	41,343
NET INCOME	300,442

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2025

MEMBERS' EQUITY, beginning	1,061,731
Net income	300,442
Distributions	(85,077)
MEMBERS' EQUITY, ending	1,277,096

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Commissions and fees received	1,536,362
Other income received	27,106
Interest received	41,348
Cash provided by operating activities	1,604,816
Cash paid for salaries and commissions	932,671
Cash paid for operating expenses	469,491
Cash disbursed for operating activities	1,402,162
Net cash provided by operating activities	202,654

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of furniture and equipment	(3,723)
Net cash used in investing activities	(3,723)

CASH FLOWS FROM FINANCING ACTIVITIES

Members' distributions	(85,077)
Net cash used in financing activities	(85,077)

NET INCREASE IN CASH AND CASH EQUIVALENTS	113,854
CASH AND CASH EQUIVALENTS, beginning of year	1,113,572
CASH AND CASH EQUIVALENTS, end of year	1,227,426

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2025

Reconciliation Of Net Income To Net Cash Provided By Operating Activities:	
Net income	300,442
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,865
(Increase) decrease in:	
Commissions and fees receivable	6,737
Interest receivable	5
Other receivables	(72)
Prepaid expenses	(1,757)
Increase (decrease) in:	
Accounts payable	(28,534)
Salaries and commissions accrued	(70,866)
Payroll taxes payable	(8,216)
Profit sharing accrued	14,612
Pass-through entity tax payable	(14,562)
Total adjustments	(97,788)
Net cash provided by operating activities	202,654

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2025

SUBORDINATED LIABILITIES, DECEMBER 31, 2024   - 0 -

   Increases   - 0 -

   Decreases   - 0 -

SUBORDINATED LIABILITIES, December 31, 2025   - 0 -

See accompanying notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company), is a broker dealer registered with the Securities Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also operates as a registered investment advisor under licenses held with 25 U.S. states. The Company is located in Omaha, Nebraska.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with RBC Correspondent Services (RBC). In addition, the Company does subscription-way business where the security is purchased directly from the issuer or a third-party. RBC serves as the custodian of the Company's investment advisory clients.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company generates its revenue from the sale of investments. The Company charges commissions on the purchase and sale of equities. Revenue from the sale of investment company shares consists of the sale of mutual funds. Revenue from the sale of insurance-based products represents the sale of variable and fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. Investment advisory service fees are received quarterly but are recognized monthly over the period the services are performed. Trail revenue is earned from the management of variable and fixed annuities, life insurance products, and mutual funds. The fees are recognized monthly, as earned, based on the average asset value.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for credit losses is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 - 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $10,673 for the year ended December 31, 2025.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2025, was deemed immaterial and not accrued.

NOTE 2.   COMMISSIONS AND FEES RECEIVABLE

Balances of commissions and fees receivable were as follows for the years ending December 31, 2025 and 2024:

	2025	2024
Commissions and fees receivable	104,781	111,518

NOTE 3.   LEASE COMMITMENTS

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,774. The total rent expense for the above agreement for the year ended December 31, 2025, was $57,904.

NOTE 4.   RETIREMENT PLAN

The Company maintains a 401(k)-salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $18,765 for the year ended December 31, 2025.

The Company also maintains a profit-sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $50,000 for the year ended December 31, 2025.

NOTE 5.   STATE PASS-THROUGH ENTITY TAX

The Company has elected to pay a newly imposed Nebraska Pass-Through Entity tax ("PTE Tax") on behalf of the members for the year ended December 31, 2025. This tax is assessed on the 5.20% of taxable income and is applied to reduce each member's proportionate share of federal taxable income reportable on that member's personal income return. Accordingly, each member recognizes a federal tax benefit as if the member's state income tax were fully deductible on the member's personal federal income tax return.   Since the income tax benefits associated with the PTE Tax exclusively benefit the members, each member's proportionate share of the tax is recognized as a distribution to that member. Each of the member's distributions include their proportionate share of $15,827 representing the PTE Tax paid for the year ending December 31, 2025.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $1,153,153, which was $1,103,153 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .1018 to 1 as of December 31, 2025.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities, but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory businesses. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital in Note 6, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8.   SEGMENT REPORTING (Continued)

The following table represents the segment revenue and significant expenses for the year ended December 31, 2025.

Revenues	
Commissions & fees	1,529,625
Other revenue	27,178
Interest income	41,343
	1,598,146
Expenses	
Commissions	473,949
Employee compensation & benefits	496,232
Professional fees & contract services	85,574
Occupancy expense	68,300
Correspondent & regulatory fees	35,190
Other expenses	138,459
	1,297,704
Net income	300,442

NOTE 9.   CONTINGENCIES

There were no outstanding contingencies as of December 31, 2025.

NOTE 10. SUBSEQUENT EVENT

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2026, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2025

AGGREGATE INDEBTEDNESS
    Total liabilities   117,365

NET CAPITAL
    Total members' equity   1,277,096

    Less nonallowable assets and deductions
        Receivables   65,924
        Prepaid expenses   25,637
        Furniture and equipment, net   11,616
         103,177

        Net capital before haircuts on securities positions   1,173,919

        Haircuts on securities   20,766
        Total net capital   1,153,153

COMPUTATION OF BASIC CAPITAL REQUIREMENT
    Minimum net capital required (greater of $50,000 or
    6 2/3% of aggregate indebtedness)   50,000

    Net capital exceeding requirements   1,103,153

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   10.18%

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2025

Aggregate indebtedness per audit report	117,365
Aggregate indebtedness per FOCUS report	117,365
Difference	- 0 -
Net capital per audit	1,153,153
Net capital per FOCUS report	1,153,153
Difference	- 0 -

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2025

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under the following rule sections:

(k)(1) – The broker's or dealer's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate accounts.

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2025

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under the following rule sections:

(k)(1) – The broker's or dealer's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate accounts.

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.



HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC rule 17a-5, in which (1) Teckmeyer Financial Services, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, L.L.C. claimed the following exemptions from 17 C.F.R. §240.15c3-3(k)(1) and 3(k)(2)(ii) (the "exemption provisions) and (2) Teckmeyer Financial Services, L.L.C. stated that Teckmeyer Financial Services, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, L.L.C.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 27, 2026

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (1) and (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas Teckmeyer, affirm that to the best of my knowledge and belief, this Exemption report is true and correct.

By:
    Thomas N. Teckmeyer
    President
    February 27, 2026